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                                                                       EXHIBIT 1

                                    GMO TRUST

                                AMENDMENT NO. 20
                                       TO
             AMENDED AND RESTATED AGREEMENT AND DECLARATION OF TRUST

     The undersigned, constituting at least a majority of the trustees of the GMO Trust, a Massachusetts business trust created and existing under an Amended and Restated Agreement and Declaration of Trust dated June 23, 2000 (the "Declaration of Trust"), a copy of which is on file in the Office of the Secretary of The Commonwealth of Massachusetts, pursuant to the powers granted to the Trustees in the Declaration of Trust, including, without limitation,
Article III, Section 5, in response to amendments to the Internal Revenue Code of 1986, as amended, under The American Jobs Creation Act of 2004, enacted on October 22, 2004, and having determined that it is consistent with the fair and equitable treatment of all Shareholders, do hereby direct that this Amendment No. 20 be filed with the Secretary of The Commonwealth of Massachusetts so that:

     (i) The name of Article VI is changed from "Net Income, Distributions, and Redemptions and Repurchases" to "Net Income, Distributions, Allocations, and Redemptions and Repurchases";

     (ii) The following is added as a new Section 2 of Article VI:

               "Section 2. Allocations. In respect of any Series that is treated as a partnership for federal income tax purposes, the Trustees (or such other person designated by the Trustees as having responsibility for making tax determinations on behalf of the Series) shall have authority to make special allocations of income, gain, loss or deduction among Shareholders upon withdrawals or transfers of shares as necessary to avoid mandatory basis adjustments in the assets of the Series as required by Internal Revenue Code of 1986, as amended (the "Code"), section 743 or 734 that would otherwise apply as a result of amendments to such Code sections under The American Jobs Creation Act of 2004, enacted on October 22, 2004."; and

     (iii) Current Section 2 and Section 3 of Article VI are renumbered accordingly, and any references to such sections appearing elsewhere in the Declaration of Trust are revised accordingly.

     The foregoing amendment shall become effective as of the time it is filed with the Secretary of The Commonwealth of Massachusetts.
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     IN WITNESS WHEREOF, we have hereunto set our hands for ourselves and for our successors and assigns this 28th day of March, 2005.


                                        /S/ DONALD W. GLAZER
                                        ----------------------------------------
                                        Donald W. Glazer
                                        225 Kenrick Street
                                        Newton, MA 02458


                                        /S/ JAY O. LIGHT
                                        ----------------------------------------
                                        Jay O. Light
                                        30 Wellesley Road
                                        Belmont, Massachusetts 02478


                                        /S/ W. NICHOLAS THORNDIKE
                                        ----------------------------------------
                                        W. Nicholas Thorndike
                                        10 Walnut Place
                                        Brookline, MA 02245


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